Exhibit 21.1

Subsidiaries of Coastal Financial Corporation

As of December 31, 2019

Name of Entity	Jurisdiction of Organization
Coastal Community Bank	Washington
Coastal (WA) Statutory Trust I	Delaware
Arlington Olympic LLC	Washington